U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           Civic Equities Corporation
             (Exact name of registrant as specified in its charter)

DELAWARE                                                 98-0224958
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

Suite 2300-1066 West Hastings Street,
Vancouver, British Columbia, Canada                                      V6E 3X2
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.601.8240
              (Registrant's Telephone Number, Including Area Code)

 Securities to be registered under Section 12(b) of the Act:


    Title of Each Class                           Name of Each Exchange on which
    to be so Registered:                         Each Class is to be Registered:

           None                                               None

 Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par Value $.0001
                                (Title of Class)




                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                  Page 1 of 18
                      Exhibit Index is specified on Page 17

                           Civic Equities Corporation,
                             a Delaware corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                   Page

1.   Description of Business                                              3

2.   Management's  Discussion and Analysis of Financial
     Condition and Results of Operations                                  7

3.   Description of Property                                              10

4.   Security Ownership of Certain Beneficial Owners and Management       10

5.   Directors, Executive Officers, Promoters and Control Persons         11

6.   Executive Compensation - Remuneration of Directors and Officers      12

7.   Certain Relationships and Related Transactions                       13

8.   Description of Securities                                            13

PART II

1.   Market Price of and Dividends on the Registrant's Common Equity
     and Related Stockholder Matters                                      13

2.   Legal Proceedings                                                    14

3.   Changes in and Disagreements with Accountants                        14

4.   Recent Sales of Unregistered Securities                              14

5.   Indemnification of Directors and Officers                            15

PART F/S

Financial Statements                                            F-1 through F-28

PART III

1(a).    Index to Exhibits                                                17

1(b).    Exhibits                                               E-1 through E-16

         Signatures                                                       18

Item 1. Description of Business.

Civic Entities Corporation (the "Company") was incorporated in the State of Delaware on August 10, 1998 and its principal executive offices are located at Suite 2300-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E-3X2. Our telephone number is 604.601.8240.

For purposes of clarification, anytime that "$" appears in this Registration Statement, it means the currency of the United States of America, unless otherwise stated. Anytime that "CDN$" appears, it means the currency of Canada, in Canadian dollars.

The Company's Business.

On or about August 26, 1998, we entered into a Product License Agreement ("License Agreement") with Advanced Materials and Systems Pty Limited, of Lolum House, Kumul Highway, Port Vila, Vanuatu ("Advanced Materials"). Pursuant to the License Agreement, we purchased from Advanced Materials a license to manufacture, market and sell 26 different building products which are utilized in the construction industry (Described more particularly below under the heading "Our Products"). The License Agreement granted us the option to purchase all right, title and interest in the products of Advanced Materials. We have subsequently entered into an Asset Purchase Agreement ("Purchase Agreement") whereby we purchased, for 26,000,000 of the Company's $.0001 par value common stock, all right, title and interest in Advanced Materials' products. John Whalen, the President and a director of the Company, was also an officer and a director of Advanced Materials at the time we entered into the License Agreement and the Purchase Agreement. We valued the assets acquired from Advanced Materials at $13,000,000.00.

On or about March 30, 2000, we entered into a Share Purchase and Sale Agreement ("Share Purchase Agreement") with Todd Whorley and Richard Demarco whereby Mr. Whorley and Mr. Demarco agreed to sell to us all of the issued and outstanding shares of TRG Systems Limited, a British Columbia corporation ("TRG Systems"), for a purchase price of $1,500,000.00. We have delivered a non-refundable deposit of $50,000.00 to Mr. Whorley and Mr. Demarco. Such deposit shall be credited to the total purchase price upon closing. The balance of the purchase price is due upon the closing set to occur on July 31, 2000. We are currently negotiating with potential investors in an effort to secure the funds necessary to complete the purchase of the TRG Systems shares. Upon the closing, John Whalen will be elected to TRG Systems' Board of Directors. Should the closing occur, TRG Systems will become a subsidiary of the Company. TRG currently owns the rights to a satellite communication system more particularly described in the section entitled "The Company's Subsidiaries". TRG Systems has entered into a Joint Venture and License Agreement with our subsidiary, Pacific Telco Limited, a Vanuatu Corporation, described more particularly on page 6, within the section entitled "The Company's Subsidiaries". There is no guarantee that we will have the funds required to meet our financial obligations under the Share Purchase Agreement.

Our Products.

Norsweda Associated Panels.

The Norsweda panels are a patented, prefabricated, insulated range of lightweight building components. The components consist primarily of concrete and expanded polystyrene. The panels are designed to allow for 12-story structures but can be adapted to high-rise buildings. Among the advantages of Norsweda Panels is flexibility in architectural design, economical construction, and strength. The panels are engineered to withstand, and in field studies has withstood, earthquakes of 8.2 on the Richter scale and typhoon winds of 297 km per hour. The Norsweda panels can be used for many kinds of building applications including residential, hotel, domestic and commercial developments, industrial complexes, shopping centers, schools, hospitals, and apartment buildings. The Norsweda panel types are: the basic wall component; basement wall component; external wall panel component; and floor component/floor separating component.

Multicast Modular Pre-Cast Beams, Stairs, Floors, & Elevator Shafts.

The Multicast products involve a range of pre-cast concrete products such as pre-cast staircases, walls, floors, and elevator shafts. The Multicast product allows for off-site completion of a number of laborious, typically on-site tasks that can be manufactured more efficiently off-site under factory controlled conditions. The products help with saving time and risk management. We believe that using pre-cast concrete elevator shafts and stairwells leads to shorter project completion times and improvements in site control. The increased dimension accuracy associated with casting in factory-controlled conditions, assists the efficient completion of projects.

Bathcore(TM) Modular Domestic Bathrooms Systems.

Bathcore(TM) is a range of custom designed bathrooms built off-site in a factory production and quality control environment. They are built to specific architect and interior designer specifications and delivered fully complete to the construction site with only final services connection required. We believe the Bathcore(TM) system offers architects and builders better reproduction of designs, reduced risk in bidding, reduced risk of cost and time overruns, reduced risk of theft and vandalism, and greater quality control.

Frametec-4G(TM) Window and Door Frames.

PVC is the 4th generation window and door material following the evolution of wood, steel and aluminum. We believe it is more cost-effective and efficient through mass production. We add a number of high performance additives in an attempt to meet mechanical and thermal demands in environmental and temperature extremes. The commercial advantages of Frametec-4G include climatic conditions flexibility. There are also environmental advantages such as less energy consumption, less atmospheric pollution, less noise and less thermal loss.

Decostrip(TM) Interior Decorator Finishes.

Decostrip includes a strong, cost-effective range of interior decorative finishes. It is made of extruded PVC, it enables cornices, architraves, skirting boards, cable ducting and dado rails to be installed quicker and cheaper on site than conventional plaster versions. The Decostrip products are regionally adaptable in style, color and finish.

Ecoshutter(TM) Multipanel Shutter Systems.

Ecoshutter is a PVC shutter system that offers useful and aesthetic integration into the Frametec-4G window frames. Ecoshutters can provide variable light, shade and privacy control more practically than conventional shutters, drapes or curtain combinations. The Ecoshutters can be fitted internally or externally, with or without curtains, drapes, or pelmet installations.

Transpipes(TM)- PVC Piping Systems.

TransPipes is a range of piping systems designed to be adaptable to meet regional reticulation regulations of water, electricity and other services approved under local regulations. The concept of the Transpipes is the systematic manufacture of the needs of a particular project such as standard six-level apartment blocks by utilizing off-site manufacturing and pre-fabrication processes to enable the least amount of on-site work to be required with the least waste and unbudgeted physical losses.

Modulfit(TM)- Modular Plumbing Fittings.

Modulfit is a range of convenient plumbing and reticulation fittings suitable for the inclusion in both standard modules and throughout six-level apartment blocks. The fittings can be made in accordance with local regulations and can accommodate most reasonable pressure and reliability tests.

PGA Protective Glass Systems.

The PGA glass typically consists of several sheets of standard glass, each treated by the bonding of a clear shatter resistant film. Three such panes are mounted into a frame such that the treated frames are spaced with air gaps making up a typical unit or panel with an overall thickness of approximately 100 millimeters. Such a panel is thicker than the standard solid bullet resistant glass panel, which is 52 millimeters thick. The PGA products weigh half as much as conventional glass panels. We believe the major benefit of PGA glass products is ease of manufacture and handling construction and thus its availability to be manufactured through the use of existing high volume glass production facilities. It integrates well with Frametec-4G window frames.

It can be used in cash handling facilities which interface with the public, such as banks, building societies, pay offices, service stations, 24-hour retail outlets. It can also be used in areas requiring personal protection and in areas of security enforcement such as jails, police stations, courts, public buildings, airports, embassies, home and defense establishments. This product has been designed with the aim of achieving less total thickness, standardized product components resulting in lower direct costs of production, less weight, lower transport costs, larger sheet sizes and retro fitting to existing window frame areas.

Coldshield(TM)- Cold Climate Window Heat Retention Systems.

Climate control window films are commonly associated with features such as fade reduction, glare control security, tenant comfort, heat reduction, and shatter resistance as well as protection from high winds. In some buildings air conditioning and energy cost savings are of paramount importance.

Econochem(TM) Construction Chemical Products.

Econochem is a grouping of specialized manufactured construction chemical products and additives for use in standard six-level housing blocks. The Econochem products are economically priced to provide a greater level of protection and sealing for problem areas typically affected by weather, aging and deterioration.

Econofix(TM) Tiling Adhesives.

Econofix is a product suitable for large-scale wall tilings, particularly useful in extremely cold climates. Prices are economically priced regionally to provide a greater level of predictable protection and solving the traditional maintenance problem areas especially susceptible to the weather, aging and deterioration. The in-house capacity to supply enables greater internal control over cost, wastage supervision, and reliability of application rates and sub-contracting processes as well as quality control processes generally.

H20 Econoproof(TM).

H20 Econoproof is a waterproofing membrane. It is marketed as an alternative to the conventional torch on, or glue on, sheet membranes. This product has been designed with the aim of being UV resistant, fully trafficable, highly serviceable in temperatures from -50C to +70C. We believe the H20 Econoproof is easy to lay and has less risk of defect leaks, is compatible to new buildings, environmentally friendly, with a low failure rate.

Econoseal(TM) Concrete Sealer or Protector.

Econoseal is a concrete slab sealer designed to provide an economical protective coating to typical concrete slabs providing a greater level of predictable protection and control of maintenance problems, particularly in low and medium cost housing. Econoseal is economically priced and provides a greater level of predictable protection and sealing to the traditional maintenance problem areas particularly susceptible to weather, aging and deterioration.

Commercial Stratacore(TM) Modular Office Block Toilet Systems.

Commercial Stratacore is a range of custom designed toilets built offsite in a factory production and quality control environment. They are built to specifications and delivered fully to the construction site with only final services connection required. Applications include: tower blocks of commercial and office developments, shopping centers, and mixed landmark developments. Full tiling or advanced internal panel finishes are available.

HotelSuite(TM) Modular Hotel Bathroom Systems.

HotelSuite is a range of custom designed hotel bathroom modules built offsite in a factory production and quality control environment. They are built to specifications and delivered fully assembled to the construction site with only final services connection required. The HotelSuite system offers architects and consultants better reproduction of designs, reduced risk in tender assessment, reduced management time arbitrating with builders and sub-contractors and reduced risk of project cost and completion time escalation. The HotelSuite system has also been designed with the aim of offering hotel developers and building owners reduced total project costs.

Manufacturing and Marketing of Our Products.

We intend to distribute products from our own regional manufacturing plants. We are currently negotiating a Joint Venture Agreement with certain Asian parties which we believe will provide us an opportunity to construct a manufacturing facility located on property contributed by the potential Asian partner. We intend to raise the necessary funds to build a manufacturing facility through the offer and sale of the Company's common stock. We intend to build and operate such plants in conjunction with our joint venture partners. No joint venture agreements have been signed as of the date of this Registration Statement on Form 10-SB. We also anticipate that our potential joint venture partner will negotiate contracts with local businessmen to purchase our products.

As an extension of our desire to provide underdeveloped regions with a wide range of essential components for a complete housing product, our subsidiary, Pacific Telco Limited, a Vanuatu Corporation, has acquired a license to provide broadband wireless telecommunication technology which we believe will allow us to deliver, via satellite, digitally transmitted voice, fax, video, Internet and data to remote and underdeveloped localities. We believe that communication capabilities are an important part to any modern household. Many of the areas where we anticipate our products will be sold have under-developed communication abilities. For example, China has only recently switched its national phone system to be IP compatible. Moreover, we hope that we can derive additional revenue from the installation of wireless products, thus providing an ongoing revenue stream after the housing projects have been completed.

The Company's Subsidiaries.

Pacific Telco Limited. We own 80% of the issued and outstanding shares of Pacific Telco Limited, a Vanuatu corporation ("Pacific Telco"). The Company was issued an 80% ownership interest in Pacific Telco as consideration for the Company's efforts in organizing and forming Pacific Telco. On or about February 7, 2000, Pacific Telco entered into a Joint Venture and License Agreement ("JVL Agreement") with TRG Systems Limited, a British Columbia corporation ("TRG Systems"), wherein Pacific Telco purchased from TRG Systems a principal earth station and all subsequent ground stations necessary to promote, market, manufacture, sell, supply and install technology that delivers voice, data, fax, Internet, video conferencing and data transfer. Specifically, the technology includes computer software enabling the transmission of information, a routing system enabling and facilitating an information transmission environment, and the necessary components allowing for a private network for the transmittal of confidential information (the technology will be collectively referred to herein as the "Intellectual Property"). TRG Systems granted to Pacific Telco the exclusive license to exploit such technology and conduct such activities in the jurisdictions more particularly described in Schedule D to the JVL Agreement (attached as an Exhibit to this Registration Statement on Form 10-SB). The JVL Agreement also states that TRG Systems is to provide Pacific Telco with all manuals necessary for Pacific Telco to carry on the business of providing such communication capabilities. TRG Systems also agreed to provide Pacific Telco with all available information on all improvements and technological advances related to the Intellectual Property at TRG Systems' cost plus 20%. TRG Systems also agreed to provide technical assistance at its cost plus 20%. In consideration of the above, Pacific Telco agreed to pay TRG Systems a one-time license fee of CDN$250,000.00 within 60 days of the execution of the JVL Agreement. Moreover, within 90 days of the execution of the JVL Agreement, Pacific Telco is required to submit a purchase order to TRG Systems for an earth station and pay TRG Systems another CDN$250,000.00. Pacific Telco is also obligated to pay TRG Systems CDN$250,000.00 upon certified completion and testing of the earth station, CDN$200,000.00 upon the delivery of the system and another CDN$50,000.00 upon the site installation and operational testing of the system. TRG Systems has the right to terminate the JVL Agreement if Pacific Telco fails to meet its payment obligations under the JVL Agreement. Under the JVL Agreement, Pacific Telco is also obligated to pay a license fee of CDN$25,000.00 for each country that it conducts such activities. If Pacific Telco conducts activities in The Peoples Republic of China, it is obligated to pay a CDN$100,000.00 license fee.

Pacific Telco Australia Limited. We own 100% of the issued and outstanding stock of Pacific Telco Australia Limited, an Australian corporation ("Pacific Australia"). Pacific Australia was incorporated for the specific purpose of distributing our products throughout the Australian market. We anticipate that Pacific Australia's only business will be distributing our products. However, Pacific Australia does not currently conduct any business activities. The directors of Pacific Australia are John Whalen, President and a director of the Company, Elizabeth Cohen, Peter Dalkin and Robert Jupe.

Competition. We believe there are many companies worldwide which offer modular construction components to the building industry. We believe that none of these competitors, individually, offer the range of products or the comprehensive operational manuals developed by us so that those unfamiliar with the manufacture, installation and development of the products will be able to do so with less difficulty. Many years of research and relationship building have been invested by us in China. We believe this effort is very difficult to duplicate and offers us a significant advantage over our competitors. As a result we believe we are poised to initiate Joint Ventures in China within the next 12 months. China has announced its intention to build 18,000 cities capable of accommodating 30,000 residents over the next 20 years. We believe we are positioning the Company to become a part of this development.

We intend to purchase raw materials locally, depending on the region within which we are operating, supplied by regional government controlled sources. We believe that we can gain a market share by demonstrating that we can reduce housing with costs while improving housing standards through prefabricating quality components, which we believe will save time and money while enabling us to deliver a quality product. We do not believe we will be dependent on one or a few major customers. We believe the products lend themselves to a very large market segment involving numerous countries throughout the world.

Government Regulation. We do not believe government approvals are necessary for our principal products or services. Moreover, we do not believe there are existing or probable governmental regulations which will impact our primary business.

Environmental Regulation. We have not incurred any costs or been affected by compliance with environmental laws, either federal, state or local.

Employees. We only have one full-time employee, our President, John Whalen, and no part-time employees.

Reports to Security Holders. We are currently listed on the Pink Sheets and file all reports and information acquired by the National Association of Securities Dealers, Inc. We are filing this Registration Statement on Form 10-SB in order to cause the Company to be listed on the Over-the-Counter Bulletin Board Quotation Service ("OTCBB") maintained by the National Association of Securities Dealers, Inc. As soon as this Registration Statement on Form 10-SB becomes effective, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements reviewed by our auditor. The Company is not yet a reporting company. The public may read and copy any materials filed with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Risks Associated with Operations in China. We anticipate that our initial operations will be conducted in China and accordingly, we will be subject to risks not typically associated with operations in the United States. These include risks associated with the political, economic, and legal environment as well as the foreign currency exchange. Political Environment. The results of our operations may be adversely affected by changes in the political and social conditions in China and by, among other things, changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. While the Chinese government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the Chinese leadership could lead to changes in economic policy.

Economic Environment. The economy of the Peoples Republic of China ("PRC") differs significantly from the United States economy in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

Legal System. The PRC Constitution promulgated by the National People's Congress ("NPC") is the backbone for the PRC's legal system and is the highest and most authoritative set of laws in the country. National laws in the PRC are promulgated by the NPC or its Standing Committee. The State Council also has the power to formulate and promulgate administrative regulations, decisions and orders based on the Constitution and laws.

The power to promulgate local laws, administrative regulations, rules and regulations is vested in local People's Congresses at the provincial and municipal levels. These administrative regulations, decisions or orders and any local laws and administrative regulations, however, must be consistent with the existing national laws.

Although the PRC is still developing a comprehensive system of laws, a significant number of laws and regulations governing general economic matters, foreign investment, protection of intellectual property, taxation, technology transfer and trade have been developed since the start of its economic reform policy in 1978. In 1982, the PRC adopted a new Constitution which, among other things, authorized foreign investment and guaranteed the "lawful rights and interests" of foreign investors in the PRC. This law was amended in 1988, 1993, and March 1999 to provide for a "socialist market economy." The most recent amendments also provide protection for private economic entities.

All foreign individuals, enterprises and other entities are given the same rights and obligations as PRC citizens, enterprises and other entities in instituting or defending proceedings in PRC courts. If, however, the rights and obligations of PRC individuals, enterprises or other entities to institute or defend legal proceedings are subject to any restrictions in a foreign jurisdiction, then reciprocal restrictions shall be imposed by the PRC courts on the rights and obligations of the individuals, enterprises and other entities of such jurisdictions to institute or defend legal proceedings in the PRC. All foreign individuals, enterprises and other entities may retain only lawyers qualified in the PRC to institute or defend any proceedings in PRC courts.

Individuals, enterprises or other entities whose rights are infringed by the legal acts or omissions of any administrative departments of the government or any officials of such departments may proceed to litigation under the Law of the People's Republic of China on Litigation. Under this law, individuals, enterprises or other entities may ask the court to order the other party to perform, or refrain from, some act and order the other party to pay damages.

In short, the PRC's legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedence. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

Foreign Currency Exchange. Renminbi ("RMB") is the Chinese currency. Renminbi is not freely convertible into foreign currencies at this time. The State
Administration for Foreign Exchange ("SAFE") is responsible for the administration of foreign exchange in China. Prior to January 1, 1994, China had a dual foreign exchange system consisting of two independent exchange rates. Foreign exchange transactions involving Renminbi were conducted either at the official exchange rate set from time to time by SAFE or, with government permission, at official foreign exchange adjustment centers ("Swap Centers") at rates largely determined by supply and demand existing in the different Swap Centers' local markets. Established in 1986, Swap Centers were designed to provide marketplaces for importers and exporters to buy and sell foreign currency for use in Development trade.

Effective January 1, 1994, a new unitary, managed floating-rate system was introduced to replace the dual foreign exchange system. Under the new system, the People's Bank of China ("PBOC") sets and publishes a daily exchange rate for Renminbi ("PBOC Rate"). To determine this rate the PBOC primarily refers to the supply and demand of Renminbi versus the United States dollar in the prior day's market. The PBOC also takes into account factors such as general conditions in the development foreign exchange markets. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specific range around the daily PBOC Rate. Currently, SAFE Renminbi trading is within a range of 0.15 percent above and below the daily PBOC Rate.

All foreign exchange transactions involving Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign currencies, or at swap centers. Sino-foreign equity joint venture enterprises may also maintain foreign currency accounts. Payment for imported materials and remittance of earnings outside the PROC are permitted but are subject to the availability of foreign currencies. For capital transactions in foreign currencies, approval is required from the State Administration of Foreign Exchange.

Exchange Rate Fluctuations. Under the current system, the PBOC quotes a daily exchange rate for Renminbi to United States dollars based on the market rate for foreign exchange transactions conducted by the designated banks in the China foreign exchange market during the preceding day. The PBOC also quotes the exchange rates of Renminbi to other foreign currencies based on the Development market rate. Since 1994 the exchange rate for Renminbi against United States dollars has been relatively stable at approximately RMB 8.50 to US$1.00. Because the exchange rate is based primarily on market forces, the exchange rates for the Renminbi against other currencies, including United States dollars, are susceptible to movements based on external factors and there can be no assurance that the Renminbi may not be subject to devaluation. Any devaluation could adversely affect the value of the Agreement since Shandong Development's revenues will be received, and its profits and dividends will be expressed, in Renminbi.

Liquidity and Capital Resources. At December 31, 1999, we had cash resources of $5,001.00. At March 31, 2000, we had cash resources of $206,775.00. The increase was almost exclusively due to the sale of the Company's $.0001 par value common stock. At December 31, 1999, we had total current assets of $18,201.00 and total current liabilities of $100,000.00. At December 31, 1999, total current liabilities exceeded total current assets by $81,799.00. At March 31, 2000, we had total current assets of $206,775.00 and total current liabilities of $1,084,732.00. At March 31, 2000, total current liabilities exceeded total current assets by $877,957.00. The increase in liabilities was primarily the result of $1,069,932.00 advanced to the Company by its founders. The cash and equivalents constitute our present internal sources of liquidity. Because we are not generating any revenues, our only external source of liquidity is the sale of our capital stock.

Results of  Operations.  The  Company  has not yet  realized  any  revenue  from operations. We will require additional cash to implement its business strategies, including cash for (i) payment of increased operating expenses and
(ii) further implementation of those business strategies. No assurance can be given, however, that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial condition of the Company.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

We anticipate that we will need to raise additional capital within the next 12 months in order to implement our business strategies. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available within the next 12 months, we may be required to curtail our operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights that we would not otherwise relinquish.

We do not anticipate any significant research and development within the next 12 months, nor do we anticipate that we will lease or purchase any significant equipment within the next 12 months. We do not anticipate a significant change in the number of our employees within the next 12 months.

We anticipate that we will begin to realize a positive revenue stream beginning in or about the fourth quarter of the year 2000.

Item 3.  Description of Property.

Property held by the Company. As of the dates specified in the following table, we held the following property in the following amounts:

================================== =========================== ============================
             Property                 December 31, 1999               March 31, 2000
---------------------------------- --------------------------- ----------------------------
               Cash                       $5,001.00                    $206,775.00
---------------------------------- --------------------------- ----------------------------
   Building Products and Systems       $13,000,000.00                 $13,000,000.00
================================== =========================== ============================

We do not presently own any interests in real estate.

The Company's Facilities. The Company occupies office space at Suite 2300-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2. The Company pays $2,040.00 a month for such space. There is no lease signed on the premises.

John Whalen, President and a director of the Company, provides office services to the Company without charge.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, the following chart represents all owners of 5% or more of the Company's issued and outstanding common stock:

          Title 1 Class                  Name of Beneficial Owner           Amount and Nature of               Percent of Class
          -------------                  ------------------------             Beneficial Owner                 ----------------
                                                                            -------------------
           Common Stock                        Paul Coombes                       1,991,000                          6.2%

           Common Stock                        David Suttie                       2,765,000                          8.6%

           Common Stock                     Patrick Dougherty                     2,860,000                          8.9%

           Common Stock                      Nicholas Columb                      2,855,000                          8.8%

           Common Stock                       Arthur O'Brien                    4,965,000(1)                        15.4%

           Common Stock                   Peejay Investments Pty                  2,750,000                          8.5%

           Common Stock                   Technology Investments                  2,695,000                          8.4%

(1) Includes 2,700,000 shares of the Company's $.0001 par value common stock owned by Judith O'Brien.

(b) Security Ownership by Management. As of March 31, 2000, the directors and principal executive officers of the Company beneficially owned, in the aggregate, 4,955,000 shares of the Company's common stock, or approximately 15.4% of the issued and outstanding shares, as set forth on the following table:

          Title of Class                 Name of Beneficial Owner           Amount and Nature of               Percent of Class
          --------------                 ------------------------            Beneficial Owner                  ----------------
                                                                            --------------------
           Common Stock                        John Whalen                      3,620,000(1)                        11.2%
                                     67 Union Street Paddington, New
                                          South Wales, Australia

           Common Stock                      Harold Snipstead                   1,000,000(2)                         3.1%
                                     15781 Goggs Avenue, White Rock,
                                         British Columbia, Canada

           Common Stock                         Zejun Qian                       335,000(3)                          1.0%
                                             66 Union Street
                                           Dulwich Hill, N.S.W.
                                              Australia 2203

(1) Includes 5,000 shares owned by Judith Whalen, Mr. Whalen's wife; 5,000 shares owned by Georgia Whalen, 5,000 shares owned by Phillipa Whalen, 1,190,000 shares owned by Dorothy Stewart, and 5,000 shares owned by Ralph Whalen.

(2) Includes: 150,000 shares owned by Grace Snipstead, Mr. Snipstead's wife; 125,000 shares owned by Brian Snipstead, Mr. Snipstead's adult son; 62,500 shares owned by Brent Snipstead, Mr. Snipstead's adult son; and 62,500 shares owned by Kristine Tyrell, Mr. Snipstead's adult daughter.

(3) Includes 5,000 shares owned by Diwei Luo, an adult relative of Mr. Qian's; and 150,000 shares owned by Qian & Associates.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and principal executive officers of the Company are as specified on the following table:

================================= ============ ============================ =================================
Name and Address                      Age               Position                    Term as Director
--------------------------------- ------------ ---------------------------- ---------------------------------
John Whalen                           54          President, Director        August 10, 1998 (inception) to
                                                                                        present
--------------------------------- ------------ ---------------------------- ---------------------------------
Harold Snipstead                      68          Secretary, Director        August 10, 1998 (inception) to
                                                                                        present
--------------------------------- ------------ ---------------------------- ---------------------------------
Zejun Qian                            33                Director             August 10, 1998 (inception) to
                                                                                        present
================================= ============ ============================ =================================

John Whalen, age 54, is the President, Chief Executive Officer, Chief Financial Officer and a director of the Company. Mr. Whalen is also a director of Pacific Telco Limited and Pacific Telco Australia Limited, the Company's two subsidiaries. In 1971, Mr. Whalen studied Industrial Law at the University of Sydney in Australia. Mr. Whalen belongs to the Industrial Relations Society of NSW and the Company Directors Association. From January 1964 to August 1967, Mr. Whalen held various administrative positions with the Commonwealth Treasury Department in Australia. From January 1968 to January 1969, Mr. Whalen was a Personnel Officer for the Public Service Board in Australia. From January 1969 to January 1973, Mr. Whalen was the personal assistant to Commissioner for the Commonwealth Arbitration Commission. From January 1973 to October 1979, Mr. Whalen served as Executive Director for Winter Whalen I.R.P.B. Ltd. From October 1979 to September 1983, Mr. Whalen was Executive Director for Barnon Farmlands, Ltd. From September 1983 to November 1984, Mr. Whalen was Executive Director for Sola Industries Ltd. From November 1984 to November 1986, Mr. Whalen was the Executive Director of Australian Natural Foods Ltd. From January 1987 to October

1998, Mr. Whalen was the Director of Nathan Trust Company. Mr. Whalen has had experience in the development of new companies and capital raising, and has successfully managed the development and financing of technologically sophisticated construction product companies. Before joining the Company's Board of Directors, Mr. Whalen was involved in the acquisition, financing, and development of the products of the Company. His early experience and training were in industrial and labor relations in Australia, in both the public and private sectors. He has been a director of the Company since its inception and has been primarily responsible for negotiating the joint venture and agency arrangements of the Company. His principal responsibilities will include the development of overseas agency and distribution arrangements and new product review.

Harold Snipstead, age 68, is the Secretary and a director of the Company. From 1954 to 1955, Mr. Snipstead attended the Camrose Lutheran College in Camrose, Alberta, Canada. In 1972 and continuing through 1973, Mr. Snipstead attended the British Columbia Institute of Technology where he studied business management. From July 1970 to January 1987, Mr. Snipstead was the President of Akai Canada, Inc. From January 1987 to May 1990, Mr. Snipstead was President of Genetron Marine Corp. From June 1990 to August 1999, Mr. Snipstead was Chief Executive Officer of Truck Tech Corp. From August 1994 to January 1997, Mr. Snipstead managed Greco Pacific Investments. Mr. Snipstead has been the Secretary and a director of the Company since January 1997.

Zejun Qian, age 33, is a director of the Company. Mr. Qian has a Master of Architectural Design degree from the University of New South Wales, Australia. From 1989 to 1991, Mr. Qian was the principal architect for Qian & Associates. From February 1991 to February 1992, Mr. Qian worked as an architect for OD Architects in Singapore. From June 1995 to present, Mr. Qian has worked as an architect for P.D. Mayoh. He has extensive experience in architecture and the construction industry in the Peoples Republic of China ("PRC") and served as a tutor in the architectural department of Shenzhen University. He has been associated with the introduction of new construction technologies into various regions of the PRC over the last three years. His experience and contacts in the PRC, Australia and Singapore enabled him to become the principal coordinating advisor of the Company, on a consulting basis, for the establishment of new joint ventures in the PRC.

There are no orders, judgments or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Whalen, Mr. Qian or Mr. Snipstead from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or theft, nor are Mr. Whalen, Mr. Qian or Mr. Snipstead the officers of any corporation or entity so enjoined.

Item 6.  Executive Compensation - Remuneration of Directors and Officers.

Executive Compensation. Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year. The officers of the Company are reimbursed for expenses incurred on behalf of the Company.

====================================== ======================================= ===============================
   Name of Individual or Identity         Capacities in which Remuneration         Aggregate Remuneration
             of Group                                 was received
-------------------------------------- --------------------------------------- -------------------------------
            John Whalen                          President and Director                    $75,000.00(1)
====================================== ======================================= ===============================

(1) The Company currently owes Mr. Whalen $100,000.00 in accrued, but unpaid, compensation. The Company and Mr. Whalen have agreed that Mr. Whalen will be paid when, and if, the necessary funds are available.

Directors'   Compensation.   The   directors  of  the  Company  do  not  receive
compensation in their capacities as directors. However, the directors of the Company are reimbursed for expenses incurred on behalf of the Company.

Item 7.  Certain Relationships and Related Transactions.

On or about August 26, 1998, we entered into a Product License Agreement ("License Agreement") with Advanced Materials and Systems Pty Limited of Lolum House, Kumul Highway, Port Vila, Vanuatu ("Advanced Materials"). Pursuant to the License Agreement, we purchased from Advanced Materials the right to manufacture, market and sell 26 different building products which are utilized in the construction industry (described more particularly under the heading "Our Products"). The License Agreement granted us the option to purchase all right, title and interest in the products of Advanced Materials. We have subsequently entered into a Asset Purchase Agreement ("Purchase Agreement") whereby we purchased, for 26,000,000 shares of the Company's $.0001 par value common stock, all right, title and interest in Advanced Materials' products. John Whalen, the President and a director of the Company, was also an officer and a director of Advanced Materials at the time we entered into the License Agreement and the Purchase Agreement.

With regard to any future related party transaction, the Company plans to fully disclose any and all related party transactions, including, but not limited to,
(i) disclosing such transactions in prospectus' where required; (ii) disclose in any and all filings with the Securities and Exchange Commission, where required;
(iii) obtain uninterested directors consent; and (iv) obtain shareholder consent where required.

Transactions with Promoters. The services of promoters have not been used.

Item 8.  Description of Securities.

As of April 19, 2000 there were 120 shareholders holding shares of the Company. The Company is authorized to issue 50,000,000 shares of common stock, $.0001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of April 19, 2000, there were 32,271,299 shares of the Company's common stock were issued and outstanding. The shares of $.0001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock.

Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

As of April 19, 2000, there were no warrants outstanding.

Pink Sheet Quotations. The Company has been listed on the Pink Sheets since in or around September, 1999. During the period from October, 1999 to December 1999, the ask and bid price for our stock was $1.50. During the period from January, 2000 to March 31, 2000, the ask and bid price for our stock went from a low of $2.00 to a high of $7.00. The Company has not entered into any stock option agreements.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2.  Legal Proceedings.

We are not aware of any pending litigation nor do we have any reason to believe that any such litigation exists

Item 3.  Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B except for the following:

In or about December 1998, we issued 2,000,000 shares of our $.0001 par value common stock to the Company's founders for services rendered in connection with the incorporation and organization of the Company. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to "non-U.S. persons outside of the United States of America" as that is defined under applicable state and federal securities laws. We valued those services at $200.00.

On or about September 7, 1998, we completed an offering of our $.0001 par value common stock. Pursuant to that offering, we sold 1,000,000 shares of our $.0001 par value common stock for $.10 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Regulation S promulgated by the Securities and Exchange Commission. Gross proceeds from that offering were $100,000.00. The majority of those funds were used for administration expenses and working capital. Accompanying those shares were 1,000,000 warrants to purchase shares of the Company's $.0001 par value common stock at $1.50 per share. All those warrants have been exercised resulting in net proceeds to us of $150,000.00.

On or about July 15, 1999, we issued to Advanced Materials and Systems, a Vanuatu entity, 26,000,000 shares of the Company's common stock. John Whelan, President and a director of the Company, is an officer and director of Advanced Materials and Systems, and was an officer and director of Advanced Materials and Systems at the time of the issuance of our shares. The shares were issued in reliance upon the exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. We valued the acquired assets of Advanced Materials and Systems at $13,000,000.00.

Item 5. Indemnification of Directors and Officers.

Article 11 of the Company's Certificate of Incorporation provides that no officer or director of the Company shall be personally liable for obligations of the Company or for any duties or obligations arising out of any acts or conduct of such an officer or director performed for on behalf of the Company except for
(i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (ii) payment of dividends in violation of Section 174 of the Delaware Corporation Law.

We anticipate that we will enter into indemnification agreements with each of our officers and directors pursuant to which the Company will agree to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer and director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such officer or director being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                                         Page

1.   Balance Sheet as at July 31, 1999                                      F-1

2.   Statement of Operations for the Period from August 21, 1998            F-2
     to July 31, 1999

3.   Statement of Changes in Stockholders' Equity for the Period            F-3
     from August 21, 1998 to July 31, 1999

4.   Statement of Cash Flows for the Period from August 21, 1998            F-4
     to July 31, 1999

5.   Notes to Financial Statements                                   F-5 through F-6

6.   Independent Auditor's Report                                           F-7

7.   Audited Balance Sheet as at September 30, 1999                         F-8

8.   Statement of Operations for the Period from July 31, 1999              F-9
     to September 30, 1999

9.   Statement of Changes in Stockholders' Equity for the Period            F-10
     from July 31, 1999 to September 30, 1999

10.  Statement of Cash Flows for the Period from July 31, 1999              F-11
     to September 30, 1999

11.  Notes to Audited Financial Statements                           F-12 through F-13

12.  Independent Auditors Report                                            F-14

13.  Balance Sheet as at December 31, 1999                                  F-15

14.  Statement of Operations for the Period from October 1, 1999            F-16
     to December 31, 1999

15.  Statement of Changes in Stockholders' Equity for the Period from       F-17
     October 1, 1999 to December 31, 1999

16.  Statement of Cash Flows for the Period from October 1, 1999            F-18
     to December 31, 1999

17.  Notes to Financial Statements                                   F-19 through 21

18.  Independent Auditor's Report                                           F-22

19.  Balance Sheet as at March 31, 2000                                     F-23

20.  Statement of Operations for the Period from January 1, 2000            F-24
     to March 31, 2000

21.  Statement of Changes in Stockholders' Equity for the Period            F-25
     from January 1, 2000 to March 31, 2000

22.  Statement of Cash Flows for the Period from January 1, 2000            F-26
     to March 31, 2000

23.  Notes to Financial Statements                                   F-27 through F-28

PART III

Item 1.  Index to Exhibits

Copies of the following documents are filed with this Registration Statement on Form S-B, as exhibits:

(1)  Purchase and Sale Agreement Between Todd Whorley,               E-1 through E-8
     Richard Dewarco and the Company

(2)  Joint Venture and License Agreement Between                     E-9 through E-16
     TRG Systems Limited and Pacific Telco Limited

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on July __, 2000.


                                                  Civic Equities Corporation,
                                                  a Delaware corporation


                                                  By:
                                                           ---------------------
                                                           John Whalen
                                                  Its:     President

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                         BALANCE SHEET -- July 31, 1999
                                (in U.S. Dollars)


                      ASSETS                             NOTES            $

CURRENT ASSETS
     Cash                                                                18,224
                                                                      ---------
Total Current Assets                                                  $  18,224
                                                                      =========

                   LIABILITIES

CURRENT LIABILITIES
     Advances from Founders                                             100,000
                                                                      ---------
                                                                        100,000
                                                                      ---------

         STOCKHOLDERS' EQUITY

Stockholders' Equity
     Common stock, authorised shares and
     subscribed shares issued and outstanding              2             59,700
     Accumulated deficit during development
     stage                                                             (141,476)
                                                                      ---------
                                                                        (81,776)
                                                                      ---------
 Total Stockholders' Equity                                           $  18,224
                                                                      =========


        See accompanying notes to financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                (In U.S. Dollars)
              For the Period from August 21, 1998 to July 31, 1999


                                                               $            $

Revenue--fees                                                             18,000
                                                                        --------


Operating expenses
     Audit & Accounting                                      5,000
     Establishment costs                                    23,150
     Salaries                                               50,000
     Technical preparation and engineering
     services                                               43,966
     Travel and accommodation                               28,284
     Promotional Expenses                                    9,076
                                                            ------
     Total Operating expenses                                            159,476
                                                                        --------
Loss before income taxes                                                 141,476

Income taxes                                                                 NIL
                                                                        --------
Net Operating Loss for the period                                        141,476
                                                                        --------
Accumulated Loss--July 31, 1999                                         $141,476
                                                                        ========


           See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                (In U.S. Dollars)
              For the Period from August 21, 1998 to July 31, 1999


                                       Common Stock             Additional
                                --------------------------       Paid-in      Subscription   Accumulated
                                  Shares          Amount         Capital       Receivable      Deficit         Total
                                ---------------------------------------------------------------------------------------
                                                     $              $               $           $                 $
                                ---------------------------------------------------------------------------------------
Common stocks to be
issued to the founders for
services provided                2,000,000             200            --            --            --                200

Subscription of common
stocks                             595,000              60          59,440          --            --             59,500

Offering costs (1)                    --                --            --            --            --               --

Net loss for the period               --                --            --            --        (141,476)        (141,476)
                                ---------------------------------------------------------------------------------------
Balance, July 31, 1999          $2,595,000            $260         $59,440          --       ($141,476)      ($  81,776)
                                =======================================================================================

Note: (1) Costs to date have been borne by the Founders.


See accompanying notes to financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                (In U.S. Dollars)
              For the period from August 21, 1998 to July 31, 1999


                                                            NOTE           $
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss for the period                                            141,476
                                                                       --------
          Net Cash used in Operating Activities                         141,476
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from subscriptions of common stock                         59,700
     Advances from Founders                                   2         100,000
                                                                       --------
          Net Cash provided by Financing Activities           3         159,700
                                                                       --------
NET INCREASE IN CASH                                                     18,224

CASH, beginning period                                                     --
                                                                       --------
CASH, end of period                                                    $ 18,224
                                                                       ========


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                  July 31, 1999


1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organisation.

     Civic Equities Corporation (the Company) was incorporated in August 1998 under the laws of the state of Delaware, U.S.A. The Company is currently in the development stage and has acquired a license to manufacture and sell a line of building products. The products range from concrete panels and modular prefabricated products to complete apartment blocks and low cost housing manufactured in factory conditions.

     Basis of Accounting

     The accompanying financial statements are presented using the accrual method of accounting. The Company's fiscal year-end is June 30.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Offering Costs

     Offering costs consist of expenditures incurred for the offering of the sales of common stocks. Such costs are borne by the founders

     Fair Value of Instruments

     The Company's financial instruments consist of cash, which is its actual carrying value.

     Foreign Exchange

     Most of the Company's transactions have been in U.S. currency. Therefore, the Company's exposure to foreign currency exchange risks is currently considered minimal.

     Income Taxes

     Since the Company is in its development stage and has no income, no income tax expense is reported on the financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                  July 31, 1999


2.   COMMON STOCK TRANSACTIONS

     Upon inception of the Company, the two founders of the Company were allotted 2,000,000 shares of common stock at a par value of $0.0001 per share in exchange for services rendered mostly in connection with soliciting subscriptions. The value of such services approximated $200 and were accounted for as offering costs.

     On September 10, 1998, the Company offered for sale 1,000,000 shares at $0.10 per share, of which 595,000 were subscribed. Total subscription proceeds were $59,500. The sales of the common stocks were exempted under Rule 504 of Regulation D of the Securities Exchange Act of 1934.

     All of the above common stocks totaling 2,595,000 were authorised to be issued by the Board of Directors on October 29, 1998 and were issued to the stockholders on October 30, 1998.

3.   RELATED PARTY TRANSACTIONS

     (a)  Founders' Capital

          The two founders of the Company were allotted 2,000,000 shares of common stock in exchange for services rendered mostly in connection with soliciting subscriptions (see note 2).

     (b)  License Agreement

          On August 31, 1998, the Company entered into a license agreement with Advanced Materials and Systems (the licensor), a Vanuatu Entity, one officer of which is also a founder and director of the Company. The licensor grants the Company exclusive rights to promote, market, sell, supply and install the products. In consideration, the Company agrees to pay to the licensor, 5% of the monthly cash sales of the product. The licensor will also provide technical advice in relation to the products as requested by the Company at a cost of $150 per hour. The agreement may be terminated by the company at any time with a 14-day notice period. The agreement may be terminated by the licensor under certain conditions as stated in the agreement.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Civic Equities Corporation
Three Mill Road
Suite 206
WILMINGTON DELAWARE 19806-2146

We have audited the accompanying balance sheet of Civic Equities Corporation (a development stage Delaware, U.S. corporation) as of September 30, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 31, 1999 to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Civic Equities Corporation as of September 30, 1999, and the results of its operations and its cash flows for the period from July 31, 1999 to September 30, 1999 in conformity with U.S. generally accepted accounting principles.


                                        BROWNE, EDWARDS & PARTNERS
                                        Chartered Accountants


SYDNEY; 2nd OCTOBER 1999                BY: PETER J EDWARDS
                                        Principal

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                       BALANCE SHEET -- September 30, 1999
                                (In U.S. Dollars)


                                                                                            07/31/99
                   ASSETS                                     NOTES          $                  $
CURRENT ASSETS
     Cash                                                                    18,224             18,224
                                                                       ------------       ------------
Total Current Assets                                                         18,224             18,224
                                                                       ------------       ------------

                LIABILITIES
FIXED ASSETS                                                   2
     Investments                                                          1,500,000               --
     Building Products & Systems                                         11,500,000               --
                                                                       ------------       ------------
                                                                         13,000,000               --
                                                                       ------------       ------------

CURRENT LIABILITIES
Advances from Founders                                                      100,000            100,000
                                                                       ------------       ------------
                                                                            100,000            100,000
                                                                       ------------       ------------
                    NET ASSETS                                         $ 12,918,224       $    (81,176)
                                                                       ------------       ------------

              STOCKHOLDERS' EQUITY
Stockholders' Equity
Common stock, authorised shares and subscribed
Shares issued and outstanding                                  3         13,059,700             59,700
Accumulated deficit during development stage                               (141,476)          (252,476)
                                                                       ------------       ------------
TOTAL STOCKHOLDERS' EQUITY                                             $ 12,918,224       $    (51,8O0)
                                                                       ============       ============


See accompanying notes to financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                (In U.S. Dollars)
             For the Period from July 31, 1999 to September 30, 1999


                                                                        07/31/99
                                                             $             $

Revenue -- fees                                               --            --
                                                                        --------
Operating expenses
     Audit & Accounting                                       --           5,000
     Establishment costs                                      --          10,400
     Salaries                                                 --            --
     Technical preparation and engineering
     services                                                 --           5,500
     Travel and accommodation                                 --            --
     Promotional Expenses                                     --           9,076
                                                                        --------
Operating expenses
     Total Operating expenses                                  NIL        29,976
                                                          --------      --------
Loss before income taxes                                       NIL        29,976
Income taxes                                                   NIL           NIL
                                                          --------      --------
Net Operating Loss for the period                              NIL        29,976
Loss Brought Forward                                       141,476       111,500
                                                          --------      --------
Accumulated Loss-- September 30, 1999                     $141,476      $141,476
                                                          ========      ========


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                (In U.S. Dollars)
             For the Period from July 31, 1999 to September 30, 1999


                                         Common Stock              Additional
                                 ---------------------------        Paid-In        Subscription     Accumulated
                                   Shares           Amount          Capital         Receivable         Deficit          Total
                                 -----------------------------------------------------------------------------------------------
                                                      $                $                 $                $               $
                                 -----------------------------------------------------------------------------------------------
Common stocks to be
issued to the founders for
services provided                      --               --               --               --               --               --

Subscription of common
stocks                                 --               --               --               --               --               --

Common stock allotted (1)        26,000,000       13,000,000             --               --               --         13,000,000

Offering costs (2)                     --               --               --               --               --               --

Net loss brought forward               --               --               --               --            141,476          141,476

Net loss for the period                --               --               --               --               --               --
                                 -----------------------------------------------------------------------------------------------
Balance, July 31, 1999           26,000,000      $13,000,000             --               --        $   141,476      $12,918,224
                                 ===============================================================================================


Note: (1) This represents common stock of 26,000,000 units allotted to acquire the Company's interests in the ownership of 25 Building Products and other commercial documentation.

      (2) Costs to date have been borne by the Founders.


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                (In U.S. Dollars)
             For the period from July 31, 1999 to September 30, 1999


                                                             NOTE           $
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss for the period                                                 NIL
                                                                        --------
          Net Cash used in Operating Activities                              NIL
                                                                        --------
NET DECREASE IN CASH                                                         NIL

CASH, beginning of period                                                 18,224
                                                                        --------
CASH, end of period                                                     $ 18,224
                                                                        ========


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                               September 30, 1999


1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organisation.

     Civic Equities Corporation (the Company) was incorporated in August 1998 under the laws of the state of Delaware, U.S.A. The Company is currently in the development stage and has acquired a line of building products. The products range from concrete panels and modular prefabricated products to complete apartment blocks and low cost housing manufactured in factory conditions. These include a package of insulated concrete panels, modular prefabricated products and a range of construction chemicals.

     Basis of Accounting

     The accompanying financial statements are presented using the accrual method of accounting. The Company's fiscal year-end is June 30,

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Offering Costs

     Offering costs consist of expenditures incurred for the offering of the sales of common stocks. Such costs are borne by the founders.

     Fair Value of Instruments

     The Company's financial instruments consist of cash, which is its actual carrying value.

     Foreign Exchange

     Most of the Company's transactions have been in U.S. currency. Therefore, the Company's exposure to foreign currency exchange risks is currently considered minimal.

     Income Taxes

     Since the Company is in its development stage and has no income, no income tax expense is reported on the financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                               September 30, 1999


2.   FIXED ASSETS

     During the period the Company issued common stock to satisfy:

          Acquisition costs of acquiring ownership of 25 Building products and building systems adapted for use in the People's Republic of China, South East Asia, the European Community and the Indian Sub-Continent and the USA, Mexico and the North American Free Trade area totalling $13,000,000

3.   COMMON STOCK TRANSACTIONS

     Upon inception of the Company, the two founders of the Company were allotted 2,000,000 shares of common stock at a par value of $0.0001 per share in exchange for services rendered mostly in connection with soliciting subscriptions. The value of such services approximated $200 and were accounted for as offering costs.

     On September 10, 1998. the Company offered for sale 1,000,000 shares at $0.10 per share, of which 595,000 were subscribed. Total subscription proceeds were $59,500. The sales of the common stocks were exempted under Rule 504 of Regulation D of the Securities Exchange Act of 1934.

     All of the above common stocks totaling 2,595,000 were authorised to be issued by the Board of Directors on October 29, 1998 and were issued to the stockholders on October 30, 1998.

4.   RELATED PARTY TRANSACTIONS

     (a)  Founders' Capital

          The two founders of the Company were allotted 2,000,000 shares of common stock in exchange for services rendered mostly in connection with soliciting subscriptions (see note 2).

     (b) On September 29th 1999 the Company tendered for the acquisition of the complete product range of Advanced Materials and Systems and certain commercial documentation and acquired these assets for a consideration satisfied by the issue of 26,000,000 ordinary shares in the Company.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Civic Equities Corporation
Three Mill Road
Suite 206
WILIMINGTON DELAWARE 19806-2146

We have audited the accompanying balance sheet of Civic Equities Corporation (a development stage Delaware, U.S. corporation) as of December 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 1, 1999 to December 31, 1999, These financial statements are the responsibility of the Company's management, Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Civic Equities Corporation as of December 31, 1999, and the results of its operations and its cash flows for the period from October 1, 1999 to December 31, 1999 in conformity with U.S. generally accepted accounting principles.


                                        BROWNE, EDWARDS & PARTNERS
                                        Chartered Accountants


SYDNEY: 27th JANUARY 2000               BY: PETER J EDWARDS
                                        Principal

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                       BALANCE SHEET -- December 31, 1999
                                (In U.S. Dollars)


                                                                                  09/30/99
               ASSETS                                    NOTES        $               $
CURRENT ASSETS
     Cash                                                               5,001          18,224
     Prepayments                                                       13,000            --
                                                                 ------------    ------------
Total Current Assets                                                   18,001          18,224
                                                                 ------------    ------------

FIXED ASSETS

     Building Products & Systems                            2      13,000,000      13,000,000
                                                                 ------------
                                                                   13,000,000      13,000,000
                                                                 ------------    ------------
Total Assets                                                       13,018,001      13,000,000
                                                                 ============    ============


               LIABILITIES

CURRENT LIABILITIES

Advances from Founders                                                100,000         100,000
                                                                 ------------    ------------
                                                                      100,000         100,000
                                                                 ------------    ------------
               NET ASSETS                                        $ 12,918,001    $ 12,918,224
                                                                 ------------    ------------

          STOCKHOLDERS' EQUITY

Stockholders' Equity
Common stock, authorised shares and subscribed
shares issued and outstanding                               3     13,2500,000      13,059,700
Accumulated deficit during development stage                         (331,999)       (141,476)
                                                                 ------------    ------------
TOTAL STOCKHOLDERS' EQUITY                                       $ 12,918,001    $ 12,918,224
                                                                 ============    ============


See accompanying notes to financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                (In U.S. Dollars)
            For the Period from October 1, 1999 to December 31, 1999


                                                                       09/30199
                                                           $               $

Revenue -- fees                                             --              --
                                                        --------        --------
Operating expenses
     Audit & Accounting                                    5,000           5,000
     Establishment costs                                    --            10,400
     Legals                                                3,025            --
     Salaries                                            141,520           5,500
     Technical preparation and engineering
     services, Patent Fees                                14,410            --
     Travel and accommodation                             19,620            --
     Promotional Expenses                                   --             9,076
     Overhead Expenses                                     6,068            --
                                                        --------        --------
     Total Operating expenses                            190,523          29,976
                                                        --------        --------
Loss before income taxes                                 190,523          29,976
Income taxes                                                 NIL             NIL
                                                        --------        --------
Net Operating Loss for the period                        190,523          29,976
Loss Brought Forward                                     141,476         111,500
                                                        --------        --------
Accumulated Loss -- December 31, 1999                   $331,999        $141,476
                                                        ========        ========


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                (In U.S. Dollars)
            For the Period from October 1, 1999 to December 31, 1999


                                          Common Stock               Additional
                                  ---------------------------          Paid-In       Subscription    Accumulated
                                    Shares           Amount            Capital        Receivable       Deficit           Total
                                  -----------------------------------------------------------------------------------------------
                                                       $                  $                $              $                $
                                  -----------------------------------------------------------------------------------------------
Common stocks issued to the
founders for services
provided                           2,000,000        2,000,000             --               --               --          2,000,000

Subscription of common
stocks                             1,000,000          100,000             --               --               --            100,000

Warrants Exercised (1)             1,000,000          150,000             --               --               --            150,000

Common stock allotted (2)         26,000,000       13,000,000             --               --               --         13,000,000

Offering costs (3)                      --               --               --               --               --               --

Net loss brought forward                --               --               --               --            141,476          141,476

Net loss for the period                 --               --               --               --            190,523          190,523

                                  -----------------------------------------------------------------------------------------------
Balance, December 31, 1999        30,000,000      $13,250,200             --               --        $   331,976      $12,918,001
                                  ===============================================================================================


Note: (1) During the period shareholders exercised warrants attached to the Common Stock on the basis is one warrant exercisable at 150 for each unit of Common Stock held.

      (2) This represents Common Stock of 26,000,000 units allotted to acquire the Company's interests in the ownership of 25 Building Products and other commercial documentation,

      (3) Costs to date have been borne by the Founders.


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                (In U.S. Dollars)
             For the period from October 1,1999 to December 31, 1999


                                                             NOTE           $
ASH FLOWS FROM OPERATING ACTIVITIES
     Net loss for the period                                             190,523
                                                                        --------
          Net Cash used in Operating Activities                          177,523
                                                                        --------
NET DECREASE IN CASH                                                      13,223
CASH, beginning of period                                                 18,224
                                                                        --------
CASH, end of period                                                     $  5,001
                                                                        --------


See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                          N0TES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                December 31, 1999

1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organisation.

     Civic Equities Corporation (the Company) was incorporated in August 1998 under the laws of the state of Delaware, U.S.A. The Company is currently in the development stage and has acquired a line of building products. The products range from concrete panels and modular prefabricated products to complete apartment blocks and low cost housing manufactured in factory conditions. These include a package of insulated concrete panels, modular prefabricated products and a range of construction chemicals.

     Basis of Accounting

     The accompanying financial statements are presented using the accrual method of accounting. The Company's fiscal year-end is June 30.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Offering Costs

     Offering costs consist of expenditures incurred for the offering of the sales of common stocks. Such costs are borne by the founders.

     Fair Value of Instruments

     The Company's financial instruments consist of cash, which is its actual carrying value.

     Foreign Exchange

     Most of the Company's transactions have been in U.S. currency. Therefore, the Company's exposure to foreign currency exchange risks is currently considered minimal

     Income Taxes

     Since the Company is in its development stage and has no income, no income tax expense is reported on the financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                December 31, 1999

2.   FIXED ASSETS

     Since the last balance date the period the Company issued common stock to satisfy; Acquisition costs of acquiring ownership of 25 Building products and building systems adapted for use in the People's Republic of China South East Asia, the European Community and the Indian Sub-Continent and the USA, Mexico and the North American Free Trade area totaling $13,000,000.

3.   COMMON STOCK TRANSACTIONS

     Upon inception of the Company, the two founders of the Company were allotted 2,000,000 shares of common stock at a par value of $0.0001 per share in exchange for services rendered mostly in connection with soliciting subscriptions. The value of such services approximated $200 and were accounted for as offering costs.

     On September 10, 1998, the Company offered for sale 1,000,000 shares at $0.10 per share, of which 595,000 were subscribed. Total subscription proceeds were $59,500. The sales of the common stocks were exempted under Rule 504 of Regulation D of the Securities Exchange Act of 1934.

     All of the above common stocks totaling 2,595,000 were authorised to be issued by the Board of Directors on October 29, 1998 and were issued to the stockholders on October 30, 1998.

     During the period subscriptions were received for 405,000 shares at $0.10 per share together with the issue of 1,000,000 warrants at $0.15 per warrant.

4.   RELATED PARTY TRANSACTIONS

     (a)  Founders Capital

          The two founders of the Company were allotted 2,000,000 shares of common stock in exchange for services rendered mostly in connection with soliciting subscriptions (see note 2).

     (b)  License Agreement

          On August 31, 1998 the Company entered into a license agreement with Advanced Materials and Systems (the licensor), a Vanuatu Entity, one officer of which is also a founder and director of the Company. The licensor grants the Company exclusive rights to promote, market, sell, supply and install the products. In consideration, the Company agrees to pay to

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                December 31, 1999

          the licensor, 5% of the monthly cash sales of the product. The licensor will also provide technical advice in relation to the products as requested by the Company at a cost of $150 per hour. The agreement may be terminated by the company at any time with a 14-day notice period. The agreement may be terminated by the licensor under certain conditions as stated in the agreement.

     (c) On July 15th 1999 the Company tendered for the acquisition of the complete product range of Advanced Materials and Systems and acquired the range for a consideration satisfied by the issue of 23,000 ordinary shares in the Company.

                     [LETTERHEAD BROWNE, EDWARDS & PARTNERS]



                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Civic Equities Corporation
Three Mill Road
Suite 206
WILMINGTON DELAWARE 19806-2146

We have audited the accompanying balance sheet of Civic Equities Corporation (a development stage Delaware, U.S. corporation) as of March 31, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the period from January 1, 2000 to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Civic Equities Corporation as of March 31, 2000, and the results of its operations and its cash flows for the period from January 1, 2000 to March 31, 2000 in conformity with U.S. generally accepted accounting principles.



                                                 /s/  Browne, Edwards & Partners

                                                 BROWNE, EDWARDS & PARTNERS
                                                 Chartered Accountants


                                           BY:   /s/  Peter Edwards

SYDNEY: 6th JUNE 2000                            PETER EDWARDS
                                                 Principal

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                         BALANCE SHEET -- March 31, 2000
                                (In U.S. Dollars)

                                                                                                   12/31/99

                         ASSETS                   NOTES                   $                            $
CURRENT ASSETS
     Cash                                                                 206,775                       5,001
     Prepayments                                                               --                      13,200
                                                                     ------------                ------------
Total Current Assets                                                      206,775                      18,201
                                                                     ------------                ------------

FIXED ASSETS
     Building Products & Systems                     2                 13,000,000                  13,000,000
     Investments                                                          640,831                          --
                                                                     ------------                ------------
                                                                       13,640,831                  13,000,000
                                                                     ------------                ------------
Total Assets                                                           13,847,606                  13,081,201
                                                                     ============                ============

                       LIABILITIES

CURRENT LIABILITIES
Advance from Founders                                                   1,069,932                     100,000

Accrued Charges                                                            15,000                          --
                                                                     ------------                ------------
                                                                        1,084,732                     100,000
                                                                     ------------                ------------
                        NET ASSETS                                   $ l2,762,874                $ 12,918,201
                                                                     ============                ============

            STOCKHOLDERS' EQUITY
Stockholders' Equity
Common stock, authorised shares and subscribed
shares issued and outstanding                        3                 13,250,200                  13,250,200
Accumulated deficit during development stage                             (487,326)                   (331,999)
                                                                     ------------                ------------
TOTAL STOCKHOLDERS' EQUITY                                           $ 12,762,874                $ 12,918,201
                                                                     ============                ============


See accompanying notes to financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                (in U.S. Dollars)
              For the Period from January 1, 2000 to March 31, 2000


                                                                        12/31/99
                                                              $             $
Revenue - fees                                                  --            --
                                                          --------      --------
Operating expenses
     Audit & Accounting                                      5,000         5,000
     Directors Fees                                          6,560            --
     Legals                                                     --         3,025
     Salaries                                                   --       141,250
     Technical preparation and engineering                      --            --
     services, Patent Fees                                      --        14,410
     Travel and accommodation                               19,210        19,620
     Management and Representation                          98,571         6,068
     Overhead Expenses                                      22,371            --
     Share Registry Fees                                     3,615            --
                                                          --------      --------
Total Operating expenses                                   155,327       190,523
                                                          --------      --------
Loss before income taxes                                   155,327       190,523

Income taxes                                                   NIL           NIL
                                                          --------      --------
Net Operating Loss for the period                          155,327       190,523

Loss Brought Forward                                       331,999       141,476
                                                          --------      --------
Accumulated Loss-- March 31, 1999                         $487,326      $331,999
                                                          ========      ========


                 See accompanying notes to financial statements

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                (in U.S. Dollars)
              For the Period from January 1, 2000 to March 31, 2000

                                                         Common Stock
                                                    ------------------------     Additional   Subscription   Accumulated
                                                      Shares        Amount         Paid-In     Receivable      Deficit       Total
                                                                                   Capital
                                                    --------------------------------------------------------------------------------
                                                                       $             $             $             $            $
                                                    --------------------------------------------------------------------------------
Common stocks to be
issued to the founders for                           2,000,000           200            --            --            --           200
services provided

Subscription of common                               1,000,000       100,000            --            --            --       100,000
stocks

Warrants Exercised (1)                               1,000,000       150,000            --            --            --       150,000

Common stock-allotted (2)                           26,000,000    13,000,000            --            --            --    13,000,000

Offering costs (3)                                          --            --            --            --            --            --

Net loss brought forward                                    --            --            --            --       331,999       331,999

Net loss for the period                                     --            --            --            --       155,327       155,327
                                                    --------------------------------------------------------------------------------
Balance, March, 2000                                30,000,000   $13,250,200            --            --   $   487,326   $12,762,874
                                                    ================================================================================

Note:     (1)  During the period shareholders exercised warrants attached to the
               Common Stock on the basis that one warrant exercisable at 15C for each unit of Common Stock held.

          (2) This represents common stock of 26,000,000 units allotted to acquire the Company's interests in the ownership of 25 Building Products and other commercial documentation.

          (3)  Costs to date have been borne by the Founders.


     See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                (In U.S. Dollars)
              For the period from January 1, 2000 to March 31, 2000

                                                    $                      $

CASH FLOWS FROM SHAREHOLDERS                                             992,932

Net Cash used in Operating Activities            150,327

Net Cash used in Asset Acquisition               640,831
                                                --------
                                                                         791,158
                                                                        --------
NET INCREASE IN CASH                                                     201,774
                                                                        --------

CASH, beginning of period                                               $  5,001
                                                                        --------

CASH, end of period                                                     $206,775
                                                                        ========



                See accompanying notes to financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                 March 31, 2000

1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organisation.

     Civic Equities Corporation (the Company) was incorporated in August 1998 under the laws of the state of Delaware, U.S.A. The Company is currently in the development stage and has acquired a line of building products. The products range from concrete panels and modular prefabricated products to complete apartment blocks and low cost housing manufactured in factory conditions. These include a package of insulated concrete panels, modular prefabricated products and a range of construction chemicals.

     Basis of Accounting

     The accompanying financial statements are presented using the accrual method of accounting. The Company's fiscal year-end is June 30.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Offering Costs

     Offering costs consist of expenditures incurred for the offering of the sales of common stocks. Such costs are borne by the founders.

     Fair Value of Instruments

     The Company's financial instruments consist of cash, which is its actual carrying value.

     Foreign Exchange

     Most of the Company's transactions have been in U.S. currency. Therefore, the Company's exposure to foreign currency exchange risks is currently considered minimal.

     Income Taxes

     Since the Company is in its development stage and has no income, no income tax expense is reported on the financial statements.

                           CIVIC EQUITIES CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                (In U.S. Dollars)
                                 March 31, 2000

2.   FIXED ASSETS

     Since the last balance date the period the Company:

     a. Issued common stock to satisfy the acquisition costs of acquiring ownership of 25 Building Products and Building Systems adapted for use in the People's Republic of China, South East Asia, the European Community and the Indian Sub-Continent and the USA, Mexico and the North American Free Trade area totaling $13,000,000

     b. During the quarter the Company acquired Shares in a Company listed on the Canadian Venture Exchange and an unlisted Canadian Company. Contribution to date $290,000

     c. In addition the Company acquired by license the rights for VipSatNet, a satellite Telecommunications Technology together with payment with the first installment for the satellite hub for Australia and Asia for contribution to date $433,331

3.   COMMON STOCK TRANSACTIONS

     a. Upon inception of the Company, the two founders of the Company were allotted 2,000,000 shares of common stock at a par value of $0.0001 per share in exchange for services rendered mostly in connection with soliciting subscriptions. The value of such services approximated $200 and were accounted for as offering costs.

     b. On September 10, 1998, the Company offered for sale 1,000,000 shares at $0.10 per share, of which 595,000 were subscribed. Total subscription proceeds were $59,500, The sales of the common stocks were exempted under Rule 504 of Regulation D of the Securities Exchange Act of 1934.

     c. All of the above common Stocks totaling 2,595,000 were authorised to be issued by the Board of Directors on October 29, 1998 and were issued to the stockholders on October 30, 1998.

     d. During the prior period subscriptions were received for 405,000 shares at $0.10 per share together with the issue of 1,000,000 warrants at $0.15 per warrant.

4.   RELATED PARTY TRANSACTIONS

          (a)  Founders' Capital

               The two founders of the Company were allotted 2,000,000 shares of
               common  stock  in  exchange  for  services   rendered  mostly  in
               connection with soliciting subscriptions (see note 2.)

          (b)  License Agreement

               On August 31, 1998 the Company entered into a license agreement with Advanced Materials and Systems (the licensor), a Vanuatu Entity, a director of which is also a founder and director of the Company. The licensor grants the Company exclusive rights to promote, market, sell, supply and install the products. In consideration. the Licensee agrees to pay to the Licensor a fee based on sales of the Company's Products

          (c) On July 15th 1999 the Company tendered for the acquisition of the complete product range of Advanced Materials and Systems and acquired the range for a consideration satisfied by the issue of 26,000,000 ordinary shares in the Company.